PRIMERO ANNOUNCES EXPANSION OF ITS SAN DIMAS MINE
(Please note that all dollar amounts in this news release are expressed in U.S. dollars unless otherwise indicated.)

Toronto, Ontario, October 15, 2012 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P, NYSE:PPP) today announced a mine and mill expansion of its San Dimas gold-silver mine in Mexico. The Company has elected a staged approach to the full expansion and has approved the expenditure of a total $14.4 million to expand the San Dimas mine and mill to 912,500 tonnes per year (“TPY”) or 2,500 tonnes per day (“TPD”). Construction of the mine and mill expansion will begin immediately, with an estimated completion during the first quarter of 2014.

Highlights:

  Attractive Economics: 150% after-tax IRR1 and a payback period of less than 24 months;

  Increases Production: Approximately 160,000 gold equivalent ounces2,3 average annual production over the next five years;

  Reduces Cash Costs: Cash costs4 drop by roughly $110 per ounce from current levels to approximately $510 per gold equivalent ounce, or $200 per gold ounce on a by-product basis, average over the next five years;

  Low Capital Cost: Estimated $14.4 million for the mine and mill expansion;

  Further Expansion Possible: ongoing assessment to consider ultimate mill expansion to 3,000 TPD.

“We are pleased to announce our plans to expand our San Dimas mine, the after-tax internal rate of return is 150%, which will generate a significant value increase for Primero shareholders.” said Joseph F. Conway, President and Chief Executive Officer. “The staged implementation of the project also de-risks the capital expenditures, as the optimization project to fill the current plant capacity of 2,150 tonnes per day is scheduled to be completed by the end of the first quarter of 2013. The expansion to 2,500 tonnes per day is expected to be completed by no later than the end of the first quarter of 2014.

The Company remains focused on expanding production at San Dimas with a target of ultimately producing at a rate of 200,000 gold equivalent ounces per year. A further plant expansion to 3,000 tonnes per day continues to be assessed and is dependent on future exploration success, with detailed engineering expected to be completed before the end of 2013. With continued positive exploration results, we remain confident that San Dimas has the potential to produce at our targeted rate of 200,000 gold equivalent ounces per year in the near future.”

Staged Implementation: Optimization to Achieve Current Capacity of 2,150 TPD

As an initial step, the Company retained the services of a global consulting firm with extensive experience in mine optimization to assist it in a productivity improvement project that is expected to result in expanded throughput from the current 1,925 TPD (or 2,050 TPD based on 94% availability, the average throughput in first half of 2012) to 2,150 TPD (or 2,300 TPD based on 94% availability). This optimization program is expected to be completed in the first quarter of 2013.

The optimization program has a 30-week implementation period and a strategic focus on reducing process variation and increasing throughput. The main areas of targeted improvement are:

  Implement 3D modeling to improve dilution control. The creation of a block model has brought clarification on vein structures (continuity and width) and grade distribution.

  Improve planning coordination between departments.

  Redesign the mining and maintenance processes and shift transition process.

  Establish leadership training.

Expansion Plans to 2,500 TPD

The Company’s new underground development plan details increasing mine throughput from the current 1,925 TPD (or 2,050 TPD based on 94% availability, the average throughput in first half of 2012) to 2,500 TPD (or 2,650 TPD based on 94% availability), by the end of the first quarter of 2014. This expansion will allow for an average production target of 160,000 gold equivalent ounces per year over the next five years. Cash costs during the next five years are expected to reduce by roughly $110 per ounce from current levels to an average of approximately $510 per gold equivalent ounce or $200 per gold ounce on a by-product basis.

Over the full eleven year mine life, based only on current reserves and resources, annual production is expected to average 154,000 gold equivalent ounces per year at cash costs of approximately $530 per gold equivalent ounce or $265 per gold ounce on a by-product basis.

Following the discovery of four new high-grade veins at San Dimas (two in 2011 and two in 2012), Primero commenced the assessment of two potential mill expansions, from 785,000 tonnes per year (“TPY”) after completion of the optimization project, to either 912,500 TPY or to 1,095,000 TPY.

The expansion of the San Dimas mill will include improvement and/or expansion of the current crushing, grinding, leaching and tailings thickening facilities with minimal interruption of the milling operation.

The existing plant will be reconfigured to bring back on-line a third cone crusher that is already on site and improve the current rock conveyor system. The grinding circuit requires the installation of a third 12’ by 14’ primary ball mill that is already on site. The leaching capacity of the San Dimas mill is already 2,500 TPD, therefore, only a new tailings thickener with associated pumping needs to be installed.

The existing dry tailings storage facility has 20 years’ capacity at the expanded 2,500 TPD rate.

The Company does not require any additional permits to complete the San Dimas mine or mill expansion.

The Company estimates that expanding the San Dimas mine and mill to 2,500 TPD will require approximately $14.4 million of capital investment from 2012 to 2013, summarized as:

US$ million
Mill Expansion:
Crushing	$0.95
Grinding	$4.30
Leaching and Thickening	$4.75
Mill Total	$10.0
Mining Development Expansion:
Mining Equipment	$2.0
Drifting	$2.4
Mining Total	$4.4
Total Capital Investment in 2012 and 2013	$14.4

Potential Expansion to 3,000 TPD

The Company has designed the current mill expansion project such that a potential further expansion to 1,095,000 TPY (3,000 TPD) can be achieved with minimal capital and no down-time at the operation. The Company will continue detailed engineering of an expansion to 3,000 TPD and, based on exploration results, could announce a further expansion to 3,000 TPD before the end of 2013.

There are a series of operating initiatives that are currently being tested at San Dimas that, if successful, will contribute to the required throughput increase to achieve 3,000 TPD. These initiatives include:

  Long hole stoping mining test;

  Optimization of the ore haulage system including up-sizing from 20 to 30 tonne trucks;

  Underground conveyor system study;

  Pre-concentration of ore from the mine in order to eliminate part of the mining dilution before milling.

All of these initiatives have the potential to significantly increase productivity and throughput at San Dimas while reducing unit mining costs, but have not yet been factored into the Company’s forecasts.

(1) Major assumptions include gold price per ounce of $1,600 in 2012, 2013 and 2014, $1,400 in 2015, $1,250 in 2016, 2017 and long-term; a silver price per ounce of $30 in 2012, 2013 and 2014, $24 in 2015, 2016, 2017 and long-term.

(2) “Gold equivalent ounces” include silver ounces produced, and converted to a gold equivalent based on a ratio of the average commodity prices realized for each period. The ratio used for the 2012 guidance projection was based on estimated average prices of $1,600 per ounce of gold and an average $9.41 per ounce of silver.

(3) According to the silver purchase agreement between the Company and Silver Wheaton Corp., until August 6, 2014 Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of silver produced at San Dimas and 50% of any excess at $4.08 per ounce (increasing by 1% per year). Thereafter Primero will deliver to Silver Wheaton a per annum amount equal to the first 6.0 million ounces of silver produced at San Dimas and 50% of any excess at $4.20 per ounce (increasing by 1% per year). The Company will receive silver spot prices only after the annual threshold amount has been delivered.

(4) Total cash costs per gold equivalent ounce and total cash costs on a by-product basis are non-GAAP measures. Total cash costs per gold equivalent ounce is defined as cost of production (including refining costs) divided by the total number of gold equivalent ounces produced. Total cash costs on a byproduct basis are calculated by deducting the by-product silver credits from operating costs. The Company reports total cash costs on a production basis. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. See the second quarter 2012 MD&A for a reconciliation of total cash costs to reported operating expenses (the nearest GAAP measure).

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer and owns 100% of the San Dimas gold-silver mine in Mexico. Primero is focused on delivering superior, sustainable value for all stakeholders with low-risk exposure to gold. The Company has intentions to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

CAUTIONARY NOTE ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero. All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “potential”, “expects”, “is expected”, “promising”, “budget”, “scheduled”, “targeted”, “is targeting”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, “if realized”, “in the near future” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will continue”, “will allow”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements in this news release include, but are not limited to, statements regarding management’s belief that the Company is well positioned to deliver positive results; the expectation that the Company will successfully optimize the San Dimas mine and mill by the end of the first quarter of 2013 and the mine and mill expansion during the first quarter of 2014; the expectation that capital expenditures for the expansion of the San Dimas mine and mill will total $14.4 million; the expectation that detailed engineering for further plant expansion to 3,000 tonnes per day will be completed before the end of 2013; management’s belief that the Company is fully funded to expand production at San Dimas to approximately 200,000 gold equivalent ounces while remaining well positioned to take advantage of strategic growth opportunities; the number of gold equivalent, gold and silver ounces expected to be produced between 2012 and 2018; the anticipated cash costs per gold equivalent ounce and anticipated by-product cash costs per gold ounce; the San Dimas production level based on continued positive exploration results combined with productivity enhancements; and the Company’s intentions to become an intermediate gold producer.

The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in the management’s discussion and analysis and the Company’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities as well as the expectations and beliefs of management and that there are no significant disruptions affecting operations; that development and expansion at San Dimas proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remain consistent with current levels or as set out in this news release; that prices for gold and silver remain consistent with the Company's expectations; that production meets expectations and is consistent with estimations; that increases in capacity and improvements in productivity improvements meet expectations; that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and in Sinaloa Graben; that the geology and vein structures in Sinaloa Graben are as expected; that the ratio of gold to silver price is maintained in accordance with the Company’s expectations; that there are no material variations in the current tax and regulatory environment or the tax positions taken by the Company; that the Company can access financing, appropriate equipment and sufficient labour; that the new resource estimation methods adopted by the Company improve operating predictability, mine planning and estimating of future cash flows from operations; and that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including the risks that the Company may not be able to achieve planned production levels; dilution may be higher or recovery rates may be lower than anticipated; the Company may not be able to expand production at San Dimas; the Company may need to incur higher costs and capital expenditures for exploration and development activities; the Company may not be able to fund exploration and development expenditures; the Company may be required to change or may experience delay in its development and exploration plans with a negative impact on production; the Company may not discover mineralization in minable quantities; the exchange rate between the Canadian dollar, the Mexican peso and the United States dollar may change with an adverse impact on the Company’s financial results; the Company may not be able to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities, and its management’s discussion and analysis, which are all available at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.